Filed Pursuant to Rule 433
Registration No. 333-212916
January 31, 2019

Synovus Financial Corp.
$300,000,000
5.900% Fixed-to-Fixed Rate Subordinated Notes due 2029

Term Sheet

Issuer:	Synovus Financial Corp. (the “Company”)

Security:	5.900% Fixed-to-Fixed Rate Subordinated Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$300,000,000

Expected Ratings*:	S&P: BB+; Fitch: BB+

Trade Date:	January 31, 2019

Settlement Date (T+5):	February 7, 2019

Reset Date:	February 7, 2024

Final Maturity Date (if not previously redeemed):	February 7, 2029

Benchmark Treasury:	UST 2.625% due December 31, 2023

Benchmark Treasury Yield:	2.431%

Spread to Benchmark Treasury:	+346.9 bps

Yield to Investors:	5.900%

Benchmark 5-Year Mid-Swap Rate:	2.521%

Spread to Benchmark 5-Year Mid-Swap Rate	+337.9 bps For determining the Coupon from and after the Reset Date

Coupon:
Subject to any redemption prior to the Maturity Date, the notes will bear interest (i) from and including the Issue Date to, but excluding, the Reset Date, at a rate of 5.900% per annum and (ii) from and including the Reset Date to, but excluding, the Maturity Date at a rate per annum which will be 3.379% above the 5-Year Mid-Swap Rate.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on February 7 and August 7 of each year, commencing on August 7, 2019.

Day Count Convention:	30/360

Optional Redemption:
The Company may, at its option, redeem the Notes, in whole but not in part on the Reset Date, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to but excluding the optional redemption date.

Redemption of the Notes is subject to the Company’s receipt of any required prior approval from the Board of Governors of the Federal Reserve System (the “FRB”) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the FRB specifically applicable to the redemption of the Notes.

Special Redemption:
The Company may, at its option, redeem the Notes, in whole but not in part, at any time within 90 days following (i) a change or prospective change in law occurs that creates more than an insubstantial risk that the interest payable on the Notes will not be deductible for U.S. federal income tax purposes, (ii) a subsequent event occurs that creates more than an insubstantial risk that the Notes will not be recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price qual to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to but excluding the redemption date.

Redemption of the Notes is subject to the Company’s receipt of any required prior approval from the FRB and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the FRB specifically applicable to the redemption of the Notes.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:
The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	0.75%

Proceeds to the Company (before expenses):	$297,750,000

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including share repurchases.

CUSIP/ISIN:	87161CAM7 / US87161CAM73

Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. Sandler O’Neill & Partners, L.P.

*A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC at 1-212-834-4533.